EXHIBIT 99.6



FOR IMMEDIATE RELEASE:


                   SUNBEAM CORPORATION NAMES RONALD L. NEWCOMB
                         VICE PRESIDENT, MANUFACTURING

         FORT LAUDERDALE, FL - September 3, 1996 - Sunbeam Corporation (NYSE:SOC) announced today that it has named Ronald L. Newcomb to the position of Vice President, Manufacturing, a move which centralizes the autonomous manufacturing environment that previously existed at the Company. Ron will be responsible for all manufacturing operations within Sunbeam and will report to Newt White, Sunbeam's Executive Vice President, Consumer Products Worldwide.
         Ron joins Sunbeam from Black & Decker where he served as Vice President, Operations for that company's Worldwide Household Group. His accomplishments include dramatic improvements in manufacturing productivity and quality as well as dramatic decreases in inventory. Ron was also a leader in the closings and consolidations of numerous plants within that company. Prior to working at Black & Decker, Ron served as Vice President of Operations and Manufacturing for Textron Lycoming where he managed the manufacturing of precision turbine engines. He also managed various turbine engine manufacturing operations for Teledyne, CAE and General Electric Aircraft Engine Business Group.
         Albert J. Dunlap, the Company's Chairman and Chief Executive Officer, stated, "Ron is a world class leader in manufacturing. His exceptional experience in productivity, quality, inventory management and plant consolidations addresses specific areas in which Sunbeam had previously underperformed." Mr. Dunlap added, "We are continuing to assemble a highly focused management team and will be filling the Company's remaining needs with leaders like Ron."
         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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Contact:          Pete Judice                       John DeSimone
                  Burson-Marsteller, New York       Manager, Investor Relations
                  (212) 614 - 4506                  Sunbeam Corporation
                                                    (954)767-2100